CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Floating Rate Notes due 2012	$15,000,000	$589.50

January 2009 Pricing Supplement No. 13 Registration Statement No. 333-156423 Dated January 14, 2009 Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED INVESTMENTS

Senior Floating Rate Notes due 2012
Non-Callable U.S. Inflation Index Linked Range Notes

As further described below, interest will accrue on the notes at a rate of (i) from and including the original issue date to but excluding July 23, 2009: 10.00% per annum and (ii) from and including July 23, 2009 to but excluding maturity (the “floating interest rate period”): 10.00% per annum for each interest payment period that the year-over-year change in the Consumer Price Index (“CPI”) is equal to or greater than 0% and less than or equal to 7.00%.  If on any monthly interest determination date during the floating interest rate period, the year-over-year change in the CPI is negative or is greater than 7.00%, the notes will pay an interest rate of 0.00% for that interest payment period. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and published on Bloomberg CPURNSA or any successor service.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$15,000,000. We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	January 14, 2009
Original issue date:	January 23, 2009 (6 business days after the pricing date)
Maturity date:	January 23, 2012
Interest Accrual Date:	January 23, 2009
Principal protection:	100%
Floating interest rate period:	From and including the initial interest reset date to but excluding the maturity date.
Interest:
During the floating interest rate period and following the initial interest payment period, 10.00% per annum for each interest payment period on which the reference index is within the reference index range on the interest determination date.
See “Interest Rate” on page 2 and “Initial Interest Rate” below.

Reference index:
(CPIt – CPIt-12) / CPIt-12; where
CPIt = CPI for the applicable reference month, as published on Bloomberg CPURNSA;
CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg CPURNSA; and
Reference month = the third calendar month prior to the month of the related interest reset date.

Reference index range:	Equal to or greater than 0% and less than or equal to 7.00%
Initial interest rate:	10.00% per annum during the initial interest payment period from and including the original issue date to but excluding the initial interest reset date, which will be July 23, 2009.
Minimum interest rate:	0.00%
Interest payment period:	Monthly
Interest payment dates:
The 23rd day of each month, beginning February 2009; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	The 23rd day of each month, beginning July 2009, whether or not such day is a business day.
Interest determination dates:	2 business days before each interest reset date.
Day-count convention:	30/360
Reporting Service:	Bloomberg CPURNSA
Redemption percentage at maturity:	100%
Redemption:	N/A
Specified currency:	U.S. dollars
CUSIP:	61745EU82
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon

Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	1.50%	98.50%
Total	$15,000,000	$225,000	$14,775,000
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.
The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 4.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008
THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK. IN ADDITION, THE NOTES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

FWP:  MSPRB1208006

Senior Floating Rate Notes due 2012
Non-Callable U.S. Inflation Index Linked Range Notes

Investment Overview

Consumer Price Index

The amount of interest payable on the notes on each interest payment date will be linked to year-over-year changes in the Consumer Price Index.  The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg CPURNSA or any successor service.  The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate

The interest rate for the notes for each interest payment period during the floating interest rate period of the term of the notes following the initial interest payment period will be 10.00% per annum for each interest payment period on which the reference index is within the reference index range on the applicable interest determination date.

The reference index measures the year-over-year change in the CPI according to the following formula:

CPIt - CPIt-12
CPIt-12
where:

CPIt = CPI for the applicable reference month, as published on Bloomberg CPURNSA; and

CPIt-12 = CPI for the twelfth month prior to the applicable reference month, as published on Bloomberg CPURNSA.

The reference index range is the year-over-year change in the CPI, as measured by the reference index formula above, equal to or greater than 0% and less than or equal to 7.00%.  If on any monthly interest determination date during the floating interest rate period, the year-over-year change in the CPI is negative or is greater than 7.00%, the notes will pay an interest rate of 0.00% for that interest payment period.

The interest rate for the notes during the initial interest payment period from and including the original issue date to but excluding the initial interest reset date will be 10.00% per annum.  In no case will the interest rate for the notes for any monthly interest payment period be less than the minimum interest rate of 0.00% per annum.  The amount of interest payable on the notes on each interest payment date will be calculated on a 30/360 day count basis.

CPIt for any interest reset date is the CPI for the third calendar month, which we refer to as the “reference month,” prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date.

For example, for the interest payment period from and including July 23, 2009 to but excluding August 23, 2009, CPIt will be the CPI for April 2009 (the reference month), and CPIt-12 will be the CPI for April 2008 (which is the CPI for the twelfth month prior to the reference month).  The CPI for April 2009 will be reported by the BLS and published on Bloomberg CPURNSA in May 2009, and the CPI for April 2008 was reported and published in May 2008.

For information regarding historical CPI levels and hypothetical reference index calculations, see “Historical Information and Hypothetical Reference Index Calculations.”

January 2009	Page 2

Senior Floating Rate Notes due 2012
Non-Callable U.S. Inflation Index Linked Range Notes

If by 3:00 PM on any interest determination date the CPI is not published on Bloomberg CPURNSA for any relevant month, but has otherwise been published by the BLS, Morgan Stanley Capital Services Inc., in its capacity as the calculation agent, will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as reported by the BLS.

In calculating CPIt and CPIt-12 , the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest determination date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPIt and CPIt-12 used by the calculation agent on any interest reset date to determine the interest rate on the notes (an “initial CPI”) is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to ..001.

January 2009	Page 3

Senior Floating Rate Notes due 2012
Non-Callable U.S. Inflation Index Linked Range Notes

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

▪
If the reference index is not within the reference index range on the interest determination date in any interest payment period during the floating interest rate period, we will not pay any interest on the notes for that interest payment period and the market value of the notes may decrease.  It is possible that the reference index will not be within the reference index range on the applicable interest determination date during any interest payment period during the floating interest rate period, and consequently the interest payment for that interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero.  To the extent that the reference index remains outside the reference index range, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪
Your interest rate during the floating interest rate period is based upon the CPI.  The CPI itself and the way the BLS calculates the CPI may change in the future. There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could affect the level of the CPI and affect the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

▪
The historical levels of the CPI are not an indication of the future levels of the CPI.  The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.  Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

▪
Investors are subject to the issuer’s credit risk, and the issuer’s credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on the issuer’s ability to pay all amounts due on the notes on interest payment dates and at maturity and therefore investors are subject to the issuer’s credit risk and to changes in the market’s view of the issuer’s creditworthiness.  Any decline in the issuer’s credit ratings or increase in the credit spreads charged by the market for taking the issuer’s credit risk is likely to adversely affect the value of the notes.

▪
Secondary trading may be limited. The notes will not be listed on any securities exchange and there may be little or no secondary market.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily or at a price that you desire.  Morgan Stanley currently intends to act as a market maker for the notes but is not required to do so.

January 2009	Page 4

Senior Floating Rate Notes due 2012
Non-Callable U.S. Inflation Index Linked Range Notes

Historical Information and Hypothetical Reference Index Calculations

Provided below are historical levels of the CPI as reported by the BLS for the period from October 1999 to November 2008.  Also provided below are the hypothetical reference index calculations for the period from January 2001 to December 2008 that would have resulted from the historical levels of the CPI presented below.  We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month.  The hypothetical reference index calculations that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table.  As a result, the hypothetical reference index calculations depicted in the table below should not be taken as an indication of the actual reference index values that will result over the term of the notes and whether or not the reference index will be within the reference index range on any interest determination date during the floating interest rate period of the notes.
Historical Levels of CPI

Month	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
January		168.800	175.100	177.100	181.700	185.200	190.700	198.300	202.416	211.080
February		169.800	175.800	177.800	183.100	186.200	191.800	198.700	203.499	211.693
March		171.200	176.200	178.800	184.200	187.400	193.300	199.800	205.352	213.528
April		171.300	176.900	179.800	183.800	188.000	194.600	201.500	206.686	214.823
May		171.500	177.700	179.800	183.500	189.100	194.400	202.500	207.949	216.632
June		172.400	178.000	179.900	183.700	189.700	194.500	202.900	208.352	218.815
July		172.800	177.500	180.100	183.900	189.400	195.400	203.500	208.299	219.964
August		172.800	177.500	180.700	184.600	189.500	196.400	203.900	207.917	219.086
September		173.700	178.300	181.000	185.200	189.900	198.800	202.900	208.490	218.783
October	168.200	174.000	177.700	181.300	185.000	190.900	199.200	201.800	208.936	216.573
November	168.300	174.100	177.400	181.300	184.500	191.000	197.600	201.500	210.177	212.425
December	168.300	174.000	176.700	180.900	184.300	190.300	196.800	201.800	210.036

Hypothetical Reference Index Calculations Based on Historical CPI Levels

Month	2001	2002	2003	2004	2005	2006	2007	2008
January	3.448%	2.126%	2.026%	2.041%	3.189%	4.348%	1.305%	3.536%
February	3.446%	1.895%	2.198%	1.765%	3.523%	3.456%	1.974%	4.306%
March	3.387%	1.552%	2.377%	1.879%	3.256%	3.416%	2.541%	4.081%
April	3.732%	1.142%	2.597%	1.926%	2.970%	3.985%	2.076%	4.280%
May	3.534%	1.138%	2.981%	1.693%	3.008%	3.598%	2.415%	4.027%
June	2.921%	1.476%	3.020%	1.737%	3.148%	3.363%	2.779%	3.981%
July	3.269%	1.639%	2.225%	2.285%	3.511%	3.546%	2.574%	3.937%
August	3.615%	1.182%	2.058%	3.052%	2.803%	4.167%	2.691%	4.176%
September	3.248%	1.067%	2.112%	3.266%	2.530%	4.319%	2.687%	5.022%
October	2.720%	1.465%	2.110%	2.991%	3.168%	4.145%	2.358%	5.600%
November	2.720%	1.803%	2.158%	2.654%	3.641%	3.819%	1.970%	5.372%
December	2.648%	1.514%	2.320%	2.538%	4.687%	2.062%	2.755%	4.937%

The hypothetical reference index for the February 2005 interest payment period would have been 3.523%. This hypothetical reference index is calculated by inserting the following CPI levels into the reference index formula described above under “Interest Rate”:

CPIt = 191.0, which is equal to the CPI level for November 2004, which as the third calendar month prior to the interest reset date of February 2005, would be the reference month; and

CPIt-12 = 184.5, which is equal to the CPI level for November 2003, the twelfth calendar month prior to the reference month for the interest reset date of February 2005

Hypothetical Reference Index = [(191.0 – 184.5) / 184.5] = 3.523%

January 2009	Page 5

Senior Floating Rate Notes due 2012
Non-Callable U.S. Inflation Index Linked Range Notes

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefore in New York, New York on January 23, 2009, which will be the sixth scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation ― Tax Consequences to U.S. Holders ― Notes ― Floating Rate Notes.”

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called  “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”  Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.  Such non-U.S. investors should consult their tax advisers regarding the potential tax consequences of an investment in the notes.

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

January 2009	Page 6

Senior Floating Rate Notes due 2012
Non-Callable U.S. Inflation Index Linked Range Notes

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

January 2009	Page 7